UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2)*
OncoGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
835692203
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	056332109	Page	2	of	10

1	NAMES OF REPORTING PERSONS H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		541,712(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		541,712(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,712(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.). Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, LLC. H.I.G. Key Corporation and H.I.G. Oncogenex, LLC and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares.
(2) The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,658,591 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No.	056332109	Page	3	of	10

1	NAMES OF REPORTING PERSONS H.I.G. Key Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Barbados

	5	SOLE VOTING POWER

NUMBER OF		541,712(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		541,712(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,712(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.). Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, LLC. H.I.G. Key Corporation and H.I.G. Oncogenex, LLC and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares.
(2) The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,658,591 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No.	056332109	Page	4	of	10

1	NAMES OF REPORTING PERSONS H.I.G. Horizon Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Barbados

	5	SOLE VOTING POWER

NUMBER OF		541,712(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		541,712(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,712(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.). Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, LLC. H.I.G. Key Corporation and H.I.G. Oncogenex, LLC and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares.
(2) The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,658,591 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No.	056332109	Page	5	of	10

1	NAMES OF REPORTING PERSONS Sami W. Mnaymneh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		541,712(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		541,712(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,712(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.). Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, LLC. H.I.G. Key Corporation and H.I.G. Oncogenex, LLC and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares.
(2) The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,658,591 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No.	056332109	Page	6	of	10

1	NAMES OF REPORTING PERSONS Anthony Tamer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		541,712(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		541,712(1)

WITH:	8	SHARED DISPOSITIVE POWER

--

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,712(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) These shares are owned directly by H.I.G. Horizon Corporation, which is a wholly-owned subsidiary of H.I.G. Key Corporation which is a wholly-owned subsidiary of H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.). Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of H.I.G. Oncogenex, LLC. H.I.G. Key Corporation and H.I.G. Oncogenex, LLC and Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of its or his pecuniary interest in the shares.
(2) The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,658,591 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010.

CUSIP No.	056332109	Page	7	of	10

Item 1(a).	Name of Issuer: OncoGenex Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1522 217 Place, N.E. Bothell, Washington 98021

Item 2(a).	Name of Person Filing: H.I.G. Oncogenex, LLC H.I.G. Key Corporation H.I.G. Horizon Corporation Sami W. Mnaymneh Anthony Tamer

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o 1450 Brickell Avenue, 31st Floor Miami, Florida 33131

Item 2(c).	Citizenship:

H.I.G. Oncogenex, LLC	Delaware
H.I.G. Key Corporation	Barbados
H.I.G. Horizon Corporation	Barbados
Sami W. Mnaymneh	United States
Anthony Tamer	United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number: 835692203

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	056332109	Page	8	of	10

Item 4.	Ownership.

(a)	Amount beneficially owned:	H.I.G. Oncogenex, LLC	541,712
		H.I.G. Key Corporation	541,712
		H.I.G. Horizon Corporation	541,712
		Sami W. Mnaymneh	541,712
		Anthony Tamer	541,712

(b)	Percent of class:	H.I.G. Oncogenex, LLC	5.6%
		H.I.G. Key Corporation	5.6%
		H.I.G. Horizon Corporation	5.6%
		Sami W. Mnaymneh	5.6%
		Anthony Tamer	5.6%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

H.I.G. Oncogenex, LLC	541,712
H.I.G. Key Corporation	541,712
H.I.G. Horizon Corporation	541,712
Sami W. Mnaymneh	541,712
Anthony Tamer	541,712
(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

H.I.G. Oncogenex, LLC	541,712
H.I.G. Key Corporation	541,712
H.I.G. Horizon Corporation	541,712
Sami W. Mnaymneh	541,712
Anthony Tamer	541,712
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No.	056332109	Page	9	of	10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. H.I.G. Key Corporation H.I.G. Horizon Corporation

Item 8.	Identification and Classification of Members of the Group. H.I.G. Oncogenex, LLC H.I.G. Key Corporation H.I.G. Horizon Corporation Sami W. Mnaymneh Anthony Tamer

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

CUSIP No.	056332109	Page	10	of	10
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	H.I.G. ONCOGENEX, LLC
	By:	/s/ Richard Siegel
Authorized Signatory

H.I.G. KEY CORPORATION
	By:	/s/ Richard Siegel
Authorized Signatory

H.I.G. HORIZON CORPORATION
	By:	/s/ Richard Siegel
Authorized Signatory

/s/ Sami W. Mnaymneh
SAMI W. MNAYMNEH

/s/ Anthony Tamer
ANTHONY TAMER